As filed with the Securities and Exchange Commission on September 15, 2014

Registration No. 333-195850

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

 FORM S-4/A
REGISTRATION STATEMENT

 UNDER THE SECURITIES ACT OF 1933

MERCURY NEW HOLDCO, INC.

(Exact name of registrant as specified in its charter)

Virginia	1-6383	46-5188184
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew C. Carington

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Philip Richter Abigail Bomba Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Glenn West James R. Griffin Weil, Gotshal & Manges LLP 200 Crescent Ct, Suite 300 Dallas, Texas 75204 (214) 746-7700	Denise M. Parent LIN Media LLC 701 Brazos Street, Suite 800 Austin, Texas 78701 (512) 774-6110

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transaction contemplated by the Agreement and Plan of Merger, dated as of March 21, 2014, as amended, described in the Joint Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)     ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)     ☐

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4/A (File No. 333-195850) of Mercury New Holdco, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding Exhibits 2.2, 99.10 and 99.11 filed herewith. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors of New Media General.

Section 13.1-692.1 of the VSCA permits a corporation to provide in its articles of incorporation that an officer or director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation, except if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security. New Media General’s amended and restated articles of incorporation provide for such limitation of liability.

Sections 13.1-697 and 13.1-702 of the VSCA empower a corporation to indemnify any current or former director or officer made a party to a proceeding because he or she is or was a director or officer against liability incurred in the proceeding; provided that such director or officer conducted himself or herself in good faith; believes, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the corporation’s best interest and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

The VSCA also provides that a corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation) if authorized by its articles of incorporation or a shareholder-adopted bylaw, except an indemnity against willful misconduct or a knowing violation of the criminal law.

New Media General’s amended and restated articles of incorporation provide that in any proceeding brought by or in the right of the registrant, no director or officer of the registrant shall be liable to the registrant or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of criminal law or federal or state securities law. The amended and restated articles of incorporation also provide that New Media General shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the registrant or brought by or on behalf of shareholders of New Media General, by reason of the fact that he or she is or was a director or officer of New Media General or (b) any director or officer who is or was serving at the request of New Media General as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she is engaged in willful misconduct or a knowing violation of criminal law. New Media General is also expressly required to pay or reimburse the reasonable expenses, including attorneys fees, incurred by any applicant, director or officer who is a party to a proceeding in advance of the final disposition of the proceeding. The advancement and reimbursement obligations of the registrant are subject to a written undertaking by the person to reimburse such expenses in the event that it is ultimately determined that the person is not entitled to indemnification due to an ultimate determination that such person’s conduct failed to meet the required standard of conduct.

In addition, under the merger agreement, New Media General will indemnify and hold harmless all past and present Directors and officers of LIN following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Media General or LIN, a government entity or any other person, for acts or omissions occurring at or prior to such closing, and advance such person his or her legal and other expenses, subject to an undertaking by such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Item 21. Exhibits and Financial Statements.

(a)	A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.
(b)

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

The undersigned registrant hereby undertakes to respond to any request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on September 15, 2014.

MERCURY NEW HOLDCO, INC.

By:	/s/ George L. Mahoney
Name: George L. Mahoney Title: President

Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ George L. Mahoney	Director and President	September 15, 2014
George L. Mahoney

/s/ James F. Woodward	Treasurer	September 15, 2014
James F. Woodward	(principal financial officer and controller)

EXHIBIT INDEX

Exhibit	Description

2.1

Agreement and Plan of Merger, dated as of March 21, 2014, by and among Media General, Inc., Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and LIN Media LLC (included as Annex A to the joint proxy statement/prospectus included in this registration statement and incorporated by reference to Exhibit 2.1 to Media General, Inc.’s Current Report on Form 8-K filed March 25, 2014)

2.2

Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 20, 2014, by and between Media General, Inc., LIN Media LLC, Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc. and Mercury Merger Sub 2, LLC (incorporated by reference to Exhibit 2.1 to Media General, Inc.’s Current Report on Form 8-K filed August 20, 2014)

3.1	Articles of Incorporation of Mercury New Holdco, Inc.*

3.2	Bylaws of Mercury New Holdco, Inc.*

3.3	Form of Amended and Restated Articles of Incorporation of Mercury New Holdco, Inc. to be in effect as of the closing of the business combination between Media General, Inc. and LIN Media LLC*

3.4	Form of Amended and Restated Bylaws of Mercury New Holdco, Inc. to be in effect as of the closing of the business combination between Media General, Inc. and LIN Media LLC*

5.1	Opinion of Troutman Sanders LLP as to the validity of the securities being registered*

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain federal income tax matters*

8.2	Opinion of Weil, Gotshal & Manges LLP regarding certain federal income tax matters*

10.1

Voting and Support Agreement, dated as of March 21, 2014, by and among LIN Media LLC, Media General, Inc., Mercury New Holdco, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to Media General, Inc.’s Current Report on Form 8-K filed March 25, 2014)

10.2

Voting and Support Agreement, dated as of March 21, 2014, by and among LIN Media LLC, Media General, Inc., Mercury New Holdco, Inc. and Carson LIN SBS L.P. (incorporated by reference to Exhibit 10.2 to Media General, Inc.’s Current Report on Form 8-K filed March 25, 2014)

10.3

Voting and Support Agreement, dated as of March 21, 2014, by and among LIN Media LLC, Media General, Inc., Standard General Fund, L.P. and Standard General Communications, LLC (incorporated by reference to Exhibit 10.3 to Media General, Inc.’s Current Report on Form 8-K filed March 25, 2014)

10.4	Employment Agreement, dated as of March 21, 2014, by and among Mercury New Holdco, Inc., LIN Media LLC, LIN Television Corporation and Vincent L. Sadusky*

10.5

Indenture, dated as of October 12, 2012, among LIN Television Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, for the 6.375% Senior Notes due 2021 (filed as Exhibit 4.1 to LIN TV Corp.’s Current Report on Form 8-K filed on October 17, 2012 and incorporated herein by reference)

10.6

Supplemental Indenture, dated as of July 30, 2013, among LIN Media LLC, LIN Digital Media LLC, LIN Digital LLC, LIN Television Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, amending the Indenture, dated as of October 12, 2012 (filed as Exhibit 4.4 to LIN Media LLC’s Current Report on Form 8-K filed July 31, 2013 and incorporated herein by reference)

10.7

Supplemental Indenture, dated as of January 15, 2013, among LIN Mobile, LLC, LIN Television Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, amending the Indenture, dated as of October 12, 2012 (filed as Exhibit 4.5 to LIN TV Corp.’s Annual Report on Form 10-K filed on March 15, 2013 and incorporated herein by reference)

10.8

LIN Media LLC 1998 Stock Option Plan (as amended and restated effective as of July 30, 2013) (filed as Exhibit 99.2 to the Registration Statement on Form S-8 filed on July 31, 2013 and incorporated herein by reference)

10.9

LIN Media LLC 2002 Stock Plan (as amended and restated effective as of July 30, 2013) (filed as Exhibit 99.3 to the Registration Statement on Form S-8 filed on July 31, 2013 and incorporated herein by reference)

21.1	Subsidiaries of Mercury New Holdco, Inc.*

23.1	Consent of Deloitte & Touche LLP, independent public accounting firm of Media General*

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants of Media General (formerly New Young Broadcasting Holding Co., Inc.)*

23.3	Consent of PricewaterhouseCoopers LLP, independent public accounting firm of LIN*

23.4	Consent of BDO USA, LLP, independent auditors of Federated Media Publishing, Inc.*

23.5	Consent of Troutman Sanders LLP (included in the opinion filed as Exhibit 5.1 to this registration statement)*

23.6	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 8.1 to this registration statement)*

23.7	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 8.2 to this registration statement)*

24.8	Power of Attorney*

99.1	Election Form*

99.2	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc.*

99.3	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc. (Employees’ MG Advantage 401(k) Plan)*

99.4	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc. (Media General, Inc. Supplemental 401(k) Plan)*

99.5	Form of Proxy Card to be used by holders of Common Shares of LIN Media LLC*

99.6	Consent of RBC Capital Markets, LLC, dated May 9, 2014*

99.7	Consent of J.P. Morgan Securities LLC, dated May 9, 2014*

99.8	Consent of Vincent L. Sadusky*

99.9	Consent of J. Stewart Bryan III*

99.10	Consent of RBC Capital Markets, LLC, dated September 15, 2014

99.11	Consent of J.P. Morgan Securities LLC, dated September 15, 2014

*Previously filed.